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                                    VGS INC.
                                 10300 TOWN PARK
                              HOUSTON, TEXAS 77072


                                  July 31, 2002



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549

         Re: Registration Statement on Form S-4 of VGS Inc. (the "Company")
             Registration No. 333-92016

Dear Sirs:

         In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Company requests withdrawal of its registration statement on Form S-4 (Registration No. 333-92016) ("Registration Statement"), and all exhibits thereto, effective immediately. The Company is withdrawing the Registration Statement because the agreement regarding the business combination between Veritas DGC Inc. and Petroleum Geo-Services ASA to which the Registration Statement relates has been terminated. The Company has not, and will not, sell any securities under the Registration Statement.

         The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company or the Company's parent, Veritas DGC Inc.

         We further request that you provide us with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available, at fax no. 713/351-8728, attention: Larry L. Worden; with a fax copy to our counsel, Fulbright & Jaworski L.L.P., attention Roger K. Harris, at fax no. 713/651-5246.

                                       VGS INC.



                                       By: /s/ Matthew D. Fitzgerald
                                          --------------------------
                                            Matthew D. Fitzgerald
                                               Vice President